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SEC
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Section
SE
A

FEB 28 2019

Washington DC
413

19010478

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FORM X-17A-5 *
PART III

SEC FILE NUMBER
8- 29426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berthel Fisher & Company Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 - 42nd Street NE, Suite 100
(No. and Street)

Cedar Rapids	Iowa	52402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Rupp (319) 447-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

201 - 1st Avenue SE, Suite 800	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brian Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berthel Fisher & Company Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELLE R. HARTZELL
Commission Number 163625
My Commission Expires
02/02/19

Signature

VP/Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berthel Fisher & Company Financial Services, Inc. (A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Report
December 31, 2018

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Berthel Fisher & Company Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berthel Fisher & Company Financial Services, Inc. (the Company) as of December 31, 2018, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2003.

Cedar Rapids, Iowa
February 25, 2019

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Berthel Fisher & Company Financial Services, Inc.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 3,102,225
Deposit with clearing broker	100,000
Due from clearing broker	831,185
Commissions receivable	337,945
Income taxes receivable, parent company	264,375
Other receivables	891,079
Investments in securities:	
Marketable, at fair value, cost of $19,425	1,755
Notes receivable	294,650
Property and equipment	18,479
Other assets	66,859
Goodwill	3,880,029
Total assets	$ 9,788,581

Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 815,424
Accounts payable and other accrued expenses, including affiliates	998,993
Deferred income tax liability, parent company	485,000
Total liabilities	2,299,417
Commitments and contingencies (Note 9)	
Stockholder's equity:	
Common stock, no par value; authorized 250,000 shares; issued and outstanding 195,069 shares	2,821,148
Series A cumulative, convertible preferred stock, no par authorized 50,000 shares; issued and outstanding 4,182 shares	300,142
Additional paid-in capital	9,407,749
Accumulated deficit	(5,039,875)
Total stockholder's equity	7,489,164
Total liabilities and stockholder's equity	$ 9,788,581

See Notes to Financial Statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Berthel Fisher & Company Financial Services, Inc. (Company) is a wholly owned subsidiary of Berthel Fisher & Company (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker, a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC) and the National Futures Association (NFA). The Company is a securities broker-dealer and a registered investment advisor that sells various securities such as equity, fixed income, mutual funds, insurance and direct investment products.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a fully disclosed broker/dealer. All trades are transacted through clearing brokers.

Significant accounting policies:

Cash and cash equivalents: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash held by clearing brokers of $151,906 as of December 31, 2018.

Deposit with clearing broker: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Receivables: Receivables from clearing broker and commissions receivable primarily consists of commission and transaction-related receivables.

Use of estimates: The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the goodwill impairment testing and the determination of litigation accruals.

Investments in securities: Investments in securities consist primarily of marketable and not readily marketable equity securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

Investments in equity securities with readily determinable fair values, are reported at fair value, which are based on quoted market prices for similar investments. For not readily marketable equity securities where the quoted market value of investments may not be available, the fair value is estimated based on information from the fund manager, including net asset value.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Notes receivable: From time to time, the Company provides forgivable loans to certain registered representatives primarily for recruiting and retention purposes, including assisting new registered representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over two to five years from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the balance of the note. Forgivable loans totaled $452,000 as of December 31, 2018 with accumulated amortization of $190,339 for the year ended December 31, 2018 included in notes receivable in the statement of financial condition. Amortization expense is included in commissions expense in the statements of operations. Other notes receivable consists of five notes valued at $32,989 that are being repaid by former representatives. All of these notes receivable have a promissory note signed by the former representative. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2018, there is no allowance for uncollectible accounts associated with these receivables.

Goodwill: The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Management performs goodwill testing as of December 31, 2018. Using a quantitative approach, management determined that as of December 31, 2018, there was no impairment.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2018, the entity had no material uncertain tax positions that are required to be recorded.

Property and equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Common stock: In the ordinary course of business, the Parent of the Company has entered into financing agreements that require it to pledge the Company's common stock as collateral. This is not treated as a deduction for net capital purposes.

Revenue recognition: Commission revenue and related expenses are recorded on a trade date basis. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains the relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The fee revenues are generally earned based on a percentage of customer assets under management or the balance of assets under custody. These fee revenues are collected on a monthly or quarterly basis and are recognized over time as the services are provided on a gross basis. The performance obligation of these services is satisfied over time and the related fees are recognized under the output method, which reflects the fees that the Company has a right to invoice based on the services provided during the period.

Trailing commissions are earned by the Company for providing ongoing support, awareness and education to clients of its advisors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable at the end of the period, at which point revenue is recognized.

Technology fees are fees charged to representatives for technology related services provided by the Company. Representative fee revenues consist of errors and omissions (E&O) insurance and annual fee renewal amounts that are collected in excess of expenses. The technology and representative fee revenues are recognized on a gross basis over a period of time which services are provided. Clearing firm interest earning accounts are fees received from the clearing firm based on an average cash deposit amount in customer accounts and are recognized at the end of each interest period. Other revenue primarily includes funds received from sponsors for the annual seminar and is recognized at a point in time.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Level 3 Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund and classified as level 1. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. There are no financial instruments classified as level 2 or 3.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2018.

There were no transfers of assets between level 1,2 and 3 of the fair value hierarchy during the year ended December 31, 2018.

Accrued litigation contingencies: The Company considers the following factors in determining whether accrual and/or disclosure of litigation contingencies should be made to the financial statement: 1) the date of occurrence for the cause of action, 2) the degree of probability of an unfavorable outcome and 3) the ability to reasonably estimate the amount of the loss. See Note 9.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract.

The Company adopted the provisions on this guidance on January 1, 2018 using the modified retrospective approach. The Company performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU 2016-02-*Leases (ASC 842)*, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The new standard requires lessors

Note 1. Nature of Business and Significant Accounting Policies (Continued)

to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840. The standard is effective on January 1, 2019, with early adoption permitted. The Company has assessed the impact of adopting this standard will have on its financial statements and footnote disclosures. As of January 1, 2019, the Company will not be a party to any lease agreement or contract deemed to contain a lease agreement under ASU 2016-02. The Company therefore anticipates no impact of the new accounting guidance for leases on its financial statements or footnote disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other (Topic 350)*, which provides guidance to simplify the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires hypothetical purchase price allocation. A goodwill impairment will now be the amount that carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company will be required to adopt ASU 2017-04 as of January 1, 2021. The Company is evaluating the impact of this standard.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. The Company did not have any material subsequent events as of the date of this report.

Note 2. Related Party Transactions

The Company enters into various transactions and arrangements with its Parent and affiliated companies. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $3,458,000 for the year ended December 31, 2018.

During the year ended December 31, 2018, the Company paid $423,537 to Commercial Power Finance (a majority owned subsidiary of the Parent) for the use of office facilities. The Company's rental obligation is month to month.

The Company received $202,839 from Berthel Fisher & Company Investments, for securities the Company received in legal settlements in 2018.

The Company received capital contributions from the Company's Parent in the amount of $1,015,645 in 2018. These contributions were received in January, April and July respectively.

The Company paid $321,505 to an affiliate for license and user fees for the year ended December 31, 2018 included in data processing in the statement of operations.

As of December 31, 2018, the Company recorded a payable to affiliates of $120,738 recorded within accounts payable and other accrued expenses, a receivable from affiliates for $175,592 recorded within other receivables and an income tax receivable from the Company's Parent for $264,375.

In 2015, the Company's Parent entered into a forgivable Multiple Drawdown Term Loan Agreement with the Company's clearing broker. The agreement was entered into in lieu of a reduction in clearing fees to the Company. The Company received $177,161 in 2018 from its Parent as compensation for the foregone reduction in clearing fees.

Note 3. Notes Receivable

Notes receivable as of December 31, 2018, consist of the following:

Various uncollateralized notes receivable due from brokers	$	484,989
Less accumulated amortization of forgivable notes		(190,339)
	$	294,650

Note 4. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Deferred taxes are provided on differences between financial reporting and income tax bases of accounting. The differences arise primarily from differing methods used to account for the allowance for doubtful accounts, accrued expenses and amortization of intangibles and net operating losses. The deferred income tax assets (liabilities) consist of the following:

Gross deferred income tax assets	$	505,000
Gross deferred income tax liabilities		(666,000)
Valuation Allowance		(324,000)
Net deferred income tax liabilities	$	(485,000)

Included in deferred income tax assets are federal and Iowa net operating loss carryforwards of approximately $1,400,000 and $600,000 as of December 31, 2018. These loss carryforwards expire through 2037.

During the year ended December 31, 2018, the Company has a valuation allowance recorded against the portion of the deferred tax assets related to federal and state net operating loss carryforwards due to uncertainties surrounding the Company's ability to generate future taxable income.

The Parent and Company file income tax returns in U.S. federal jurisdiction and various states as necessary. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2015.

Note 5. Property and Equipment

Property and equipment as of December 31, 2018 consists of the following:

Furniture and fixtures	$	879,438
Development fees		56,484
Accumulated depreciation		(917,443)
Property and equipment, net	$	18,479

Note 6. Series A Cumulative, Convertible Preferred Stock

The Board of Directors has authorized 50,000 shares of Series A cumulative, convertible preferred stock. The preferred stock has preference in liquidation over the common stockholder. The shares earn a cumulative six percent annual dividend. The dividends are payable from net profits of the Company and will be paid before any dividends are paid to the common stockholder. Unpaid dividends will accrue in arrears and become a liability of the Company if net profits are insufficient to pay the stockholder. The Series A stockholder may convert each of its shares of preferred stock into one share of common stock of the Company, as subject to adjustment, from time to time, in accordance with the agreement. The Company, by resolution of the Board of Directors, at any time, may redeem any outstanding preferred shares by paying the stockholder the consideration originally given plus all accrued and unpaid dividends. In 2018, the Company declared and paid $18,009 dividends on preferred stock.

Note 7. Net Capital Requirements

The Company is subject to The Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17 of $45,000. The Company's minimum net capital amount is equal to the greater of its requirement under CFTC Reg 1.17 or Rule 15c3-1. As of December 31, 2018, the Company had net capital of $2,163,248, calculated under Rule 15c3-1, which was $2,042,287 in excess of its required net capital of $120,961. The Company's net capital ratio was 0.84 to 1.

In 2015, the Parent entered into a Forgivable Loan Agreement with the clearing broker, National Financial Services. The agreement requires the Company maintain net capital in an amount that exceeds $1,000,000. In the event the Company does not meet this requirement, it will not be deemed as a default so long as the condition does not occur more than twice in a twelve-month period and is cured timely.

Note 8. Profit Sharing Plan

Substantially all employees are covered by the Parent's qualified profit sharing plan under Internal Revenue Code Section 401(a), including a qualified cash or deferred arrangement under Section 401(k). The 401(k) plan provides a 3% non-elective safe harbor employer contribution. Eligible employees receive 3% of qualifying compensation. Each participant may elect to defer compensation up to 60%.

Note 9. Commitments and Contingencies

In the normal course of business, the Company has been named a defendant/respondent in or party to pending and threatened legal actions, including arbitrations, class actions, and other litigation brought on behalf of various claimants. Some of the claimants seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of securities laws, consumer protection and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. The Company will continue to identify legal actions where the Company believes a material loss

Note 9. Commitments and Contingencies (Continued)

to be reasonably possible and reasonably estimable. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

Management of the Company, after consultation with counsel and a review of available facts, believes the Company has meritorious defenses and intends to vigorously defend itself against the legal actions brought against the Company. Management believes the resolution of these various proceedings will have no material adverse effect on the Company's financial condition, results of operations or cash flows other than for amounts already expensed and recorded.
The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement.

Where available information indicates that it is probable that a liability has been incurred and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to net income. The Company accrued approximately $588,000 in accounts payable and other accrued expenses relating to these matters. It is possible some of the matters could require the Company to make additional payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of December 31, 2018.

The Company cannot reasonably estimate losses for legal actions that are in early stages of development or where the plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including lengthy discovery to determine important factual matters, and by addressing unsettled legal questions relevant to the actions in question, before a loss or additional loss can be reasonably estimated. The Company has received claims ranging from $50 thousand to $7 million. Management, in consultation with counsel, has determined that material losses are not probable for these claims and whatever loss may be incurred cannot be reasonably estimated at this time.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to the deductible per case, subject to policy limitations and exclusions.

Note 10. Financial Instruments and Fair Value

Off-balance-sheet risk and concentration of credit risk:

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers, in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Note 10. Financial Instruments and Fair Value (Continued)

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value:

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

		Fair Value Measurements Using		
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Common stock	$ 1,755	$ 1,755	$ -	$ -
Money market fund, included in cash and cash equivalents	149,917	149,917	-	-
	$ 151,672	$ 151,672	$ -	$ -

Note 11. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.